SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13-d-(1)(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                    SCANIA AB
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 CLASS A SHARES
                                 CLASS B SHARES
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                            CLASS A SHARES - XL 74244
                            CLASS B SHARES - XL 74245
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Kumleben, Esq.
                              Davis Polk & Wardwell
                               1 Frederick's Place
                                London, EC2R 8AB
                                     England
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications )

                                  May 12, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [X].

         Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

     ----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  XL 74244               13D                         Page 2 of 8 Pages
           XL 74245


1.     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

       INVESTOR AB

2.     CHECK THE APPROPRIATE BOX IF A MEMBER                           (a) [ ]
       OF A GROUP*                                                     (b) [X]

3.     SEC USE ONLY


4.     SOURCE OF FUNDS*

       WC

5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                    [ ]

6.     CITIZENSHIP OR PLACE OF ORGANIZATION

       KINGDOM OF SWEDEN

                               7.      SOLE VOTING POWER
                                       Class A Shares: 53,855,662
         NUMBER OF                     Class B Shares: 751,253
          SHARES
       BENEFICIALLY            8.      SHARED VOTING POWER
         OWNED BY                      Class A Shares: 0
           EACH                        Class B Shares: 0
         REPORTING
        PERSON WITH            9.      SOLE DISPOSITIVE POWER
                                       Class A Shares: 53,855,662
                                       Class B Shares: 751,253

                               10.     SHARED DISPOSITIVE POWER
                                       Class A Shares: 0
                                       Class B Shares: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Shares: 53,855,662
       Class B Shares: 751,253; SEE ALSO ITEM 5

12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES               [ ]
       CERTAIN SHARES*

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT ROW (11)
       Class A Shares:        53.9%; SEE ALSO ITEM 5
       Class B Shares:         0.8%; SEE ALSO ITEM 5

14.    TYPE OF REPORTING PERSON*
       CO

               Item 1.  Security and Issuer.

               The class of equity securities to which this statement relates is the Class A Common Stock, SEK 10 nominal value per share (the "Class A Shares"), and Class B Common Stock, SEK 10 nominal value per share (the "Class B Shares and, collectively with the Class A Shares, the "Shares") of Scania Aktiebolag, a limited liability company incorporated in the Kingdom of Sweden ( the "Issuer"). The principal executive offices of the Issuer are located at S-15187 Sodertalje, Sweden.

               Item 2.  Identity and Background.

               The name of the person filing this statement is Investor Aktiebolag, a limited liability company incorporated under the laws of Sweden ("Buyer").

               The address of the principal business and the principal office of Buyer is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Buyer is set forth on Schedule A.

               Buyer is a Swedish diversified industrial holding compan. Buyer's founders and principal shareholders are the Wallenberg family and foundations, whose holdings, as of December 31, 1998, represented approximately 41% of the votes and 19% of the share capital of Buyer.

               During the last five years, neither Buyer, nor any other person controlling Buyer nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               Item 3.  Source and Amount of Funds or Other Consideration.

               The purchase price for the Class A Shares acquired on May 3, 1999 was SEK 2,173,943,247 ($256,876,196 based on the noon buying rate in New York City for cable transfers in Swedish kronor as certified for customs purposes by the Federal Reserve Bank of New York as of May 3, 1999). Such price was funded through internally generated funds.

               Item 4.  Purpose of Transaction.

               On May 3, 1999, Buyer acquired 8,557,180 Class A shares. At the same time, Buyer sold 6,207,181 Class B Shares.

               Buyer has acquired the Class A Shares and is holding the Shares for investment. Buyer intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Buyer may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Buyer has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

                               Page 3 of 8 Pages

     Item 5. Interest in Securities of the Issuer.

     All information set forth herein is presented assuming full exercise of the warrants to purchase Class B Shares distributed on June 5, 1996 by Buyer to its stockholders. See also Item 6 below.

  (a) Amount beneficially owned: Class A Shares: 53,855,662; Class B Shares:
                          751,253; Class A and B Shares: 54,606,915

      Percent* of share capital: Class A Shares: 53.9%; Class B Shares: 0.8 %; Class A and B Shares: 27.3%

      Percent* of voting rights**: Class A Shares: 53.9%; Class B Shares: 0.8 %; Class A and B Shares: 49.0%

      *) Based on the number of outstanding Shares set forth in the Issuer's annual report for 1998.

      **) Each Class A Share carries one vote and each Class B Share carries one-tenth of one vote.

  (b) Number of shares as to which such person has:

      (i) Sole power to vote or to direct the vote: Class A Shares:
          53,855,662; Class B Shares: 751,253

     (ii) Shared Power to vote or to direct the vote.  None.

    (iii) Sole power to dispose or to direct the disposition of: Class A
          Shares: 53,855,662; Class B Shares: 751,253

     (iv) Shared power to dispose or to direct the disposition of: None.

  (c) Transactions in the shares effected during the past 60 days by Buyer are set forth on Schedule B hereto.

  (d)  Not applicable.

  (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On June 5, 1996, Buyer distributed to each of its shareholders one warrant for each share in Buyer owned by such shareholder. Every five warrants entitle the holder thereof for a three year period to purchase from Buyer one Class B Share at a price equal to the price at which the Class B Shares were sold by Buyer in a global offering in April, 1996.

     A copy of the terms and conditions of the warrants (unofficial translation from Swedish into English) is attached hereto as Exhibit 1 and incorporated herein by reference.

     Except for the warrants as described above, to the best knowledge of Buyer, there are no contracts arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                               Page 4 of 8 Pages

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Terms and conditions of the warrants (unofficial translation from Swedish into English)

                               Page 5 of 8 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 12, 1999

                                   INVESTOR AB



                                   By: /s/ Adine Grate Axen
                                      ---------------------
                                       Name:  Adine Grate Axen
                                       Title: Managing Director

                               Page 6 of 8 Pages

                                                                    SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OF BUYER

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Buyer are set forth below. If no business address is given the director's or officer's business address is Arsenalsgatan 8C, S-103 32 Stockholm, Sweden. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Buyer. Unless otherwise indicated below, all of the persons listed below are citizens of Sweden.

                                                         Present Principal Occupation Including Name and
           Name and Business Address                                   Address of Employer
--------------------------------------------------------------------------------------------------------
Directors
Percy Barnevik..................................    Chairman.  Chairman of ABB Ltd, Astra Zeneca and
                                                    Sandvik.

Anders Scharp...................................    Vice Chairman.
                                                    Chairman of Atlas Copco, Scania, Saab AB, SKF and the
                                                    Swedish Employer Confederation.

Claes Dahlback..................................    Executive Vice Chairman.
                                                    Chairman of Vin & Sprit, Stora Enso, Gambro and the
                                                    Industry and Commerce Stock Exchange Committee.

Hakan Mogren....................................    Executive Vice Chairman of Astra Zeneca.

Mauritz Sahlin..................................    Chairman of Novare Kapital, Air Liquide AB, CHAMPS,
                                                    Elga, FlexLink AB, Chalmers Institute of Technology and
                                                    Western Sweden Chamber of Commerce.

Peter D. Sutherland.............................    Chairman and Managing Director of Goldman Sachs
                                                    International and British Petroleum Company PLC. Citizen
                                                    of Ireland.

Bjorn Svedberg..................................    Director of ABB AB, ABB Ltd, Saab AB, Saga Petroleum
                                                    and STORA. Chairman of the Chalmers Institute of
                                                    Technology.

Michael Treschow................................    President and Chief Executive Officer of Electrolux.

Marcus Wallenberg...............................    President and Chief Executive Officer.

                                                    Vice Chairman of Astra Zeneca, Ericsson and Saab AB.
Jacob Wallenberg................................    Executive Vice Chairman.

                                                    Chairman of SEB and the Finnish-Swedish Chamber of
                                                    Commerce.

Peter Wallenberg................................    Honorary Chairman.
                                                    Chairman of the Knut and Alice Wallenberg Foundation.



                                                    Present Principal Occupation Including Name and Address of
           Name and Business Address                                         Employer
--------------------------------------------------------------------------------------------------------------
Executive Officers
(Who Are Not Directors)
Borje Ekholm...................................    Managing Director
Ulla Litzen....................................    Managing Director
Pia Rudengren..................................    Managing Director and Chief Financial Officer
Nils Ingvar Lundin.............................    Managing Director
Sven Nyman.....................................    Managing Director
Henry E. Gooss.................................    Managing Director
Adine Grate Axen...............................    Managing Director


                               Page 7 of 8 Pages

                                                                    SCHEDULE B

       TRANSACTION OF SHARES OF THE ISSUER SINCE MARCH 12, 1999 BY BUYER

All of the purchase of Shares set forth below were made by Buyer.

                                                                Aggregate
   Date of        Number of Class A                           Purchase Price
 Transaction      Shares Purchased       Price Per Share          (SEK)
May 3, 1999                2,707,108           255                692,158,247
May 3, 1999                3,500,000           255                894,285,000
May 3, 1999                  600,000           250                150,000,000
May 3, 1999                1,750,000           250                437,500,000

                  Number of Class B
                     Shares Sold
May 3, 1999                2,707,181           240                647,895,854
May 3, 1999                3,500,000           240                838,320,000